SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press releases issued by Moody’s Investors Service, Standard & Poor’s and Fitch Ratings affirming PLDT’s credit rating.	11

Exhibit 1

November 8, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with copies of press releases issued by Moody’s Investors Service, Standard and Poor’s and Fitch Ratings affirming PLDT’s credit rating.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

November 8, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with copies of press releases issued by Moody’s Investors Service, Standard and Poor’s and Fitch Ratings affirming PLDT’s credit rating.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 8, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto are copies of press releases issued by Moody’s Investors Service, Standard and Poor’s and Fitch Ratings affirming PLDT’s credit rating.

.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: November 8, 2007

Exhibit 1

Moody’s Investors Service	Global Credit Research Announcement 6 NOV 207

Announcement: Philippine Long Distance Telephone Company

Moody's affirms PLDT's ratings

Hong Kong, November 06, 2007 --Moody's Investors Service has affirmed Philippines Long Distance Telephone Company's ("PLDT") local currency issuer and foreign currency bond ratings at Baa2 and Ba2 respectively. The outlook on the ratings is stable.

This affirmation follows PLDT's announced proposals to amend certain of its bond indentures such that restrictions on the payment of dividends have been lifted.

"Whilst this theoretically puts no restrictions, over and above the Philippines regulatory requirements, on PLDT's ability to pay dividends, Moody's would expect that the company continue to maintain a credit profile commensurate with its rating level," says Laura Acres, a Moody's Vice President.

PLDT has consistently operated at an adjusted debt/EBITDA ratio of less than 1.5x since 2005 and Moody's expects such trend to continue.

PLDT's local currency issuer rating of Baa2 reflects the company's position as the largest telecommunications operator in the Philippines; strong consolidated financial metrics; dominant market position, founded on its integrated business platform; and the company's moderate sensitivity to technological developments and competitive pressures.

However, these factors are counterbalanced by country-specific issues, such as uncertainty surrounding the Philippines' political and economic environment. Any deterioration in the political system or changes in the regulatory regime could impact PLDT's operating profile and prospects for growth.

The stable outlook reflects Moody's expectation that PLDT will execute its business plan as outlined.

In addition, Moody's affirmation of PLDT's foreign currency bond rating reflects the fact that the rating is unlikely to rise without an improvement in the Philippines foreign currency country ceiling.

PLDT's financial metrics exhibit strong investment grade characteristics; hence any upward pressure on the local currency rating would be more reflective of a stabilizing economic, political and social environment reducing the operating environment uncertainties. Specifically, Moody's would look for PLDT to maintain its existing sound financial profile.

On the other hand, downward pressure is not expected, given that PLDT currently enjoys a healthy financial and operating risk profile. Event risk is always a possibility because of the parlous state of the socioeconomic and political environment, and such risk would be measured by EBITDA margins falling below 50% or debt/EBITDA rising above 2.0x. Furthermore, the foreign currency ratings are sensitive to any movement in the sovereign rating.

Headquartered in Manila and listed on the Philippine Stock Exchange, PLDT is an integrated provider of fixed, broadband and cellular services. PLDT has approximately 28.3 million cellular and 1.7 million fixed line subscribers and is the leading telecommunications service provider in the Philippines. It has an approximate 58% market share for cellular telephony and 63% for fixed-line services.

Page 5 of 11

Exhibit 1

PLDT's major shareholders are First Pacific and NTT/NTT DoCoMo, with effective common shareholdings of 29% and 18.7% respectively as of 5th November 2007. The remaining common shares are publicly held.

Hong Kong

Laura Acres

Vice President -Senior Analyst

Corporate Finance Group

Moody's Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 2916-1121

Hong Kong

Gary Lau

Senior Vice President Corporate Finance Group

Moody's Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 2916-1121

© Copyright 2007, Moody's Investors Service, Inc. and/or its licensors including Moody's Assurance Company, Inc. (together, "MOODY'S"). All rights reserved.

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Exhibit 1

STANDARD & POOR’S	RatingsDirect

November 6, 2007

Research Update:

Philippine Long Distance Telephone

Co. FC Ratings Affirmed at ‘BB+’;

Outlook Stable

Primary Credit Analyst:

Judy Kwok-Cheung, Hong Kong (852) 2533-3522; judy_kwok-cheung@standardandpoors.com

Secondary Credit Analyst:

Yasmin Wirjawan, Singapore (65) 6239-6302; yasmin_wirjawan@standardandpoors.com

Table Of Contents

Rationale

Outlook

Ratings List

Exhibit 1

Research Update:

Philippine Long Distance Telephone Co. FC

Ratings Affirmed At ‘BB+’; Outlook Stable

Rationale

On Nov. 6, 2007, Standard & Poor’s Rating Services affirmed its ‘BB+’ foreign currency rating on Philippine Long Distance Telephone Co. (PLDT) following the solicitation from the holders of some of the company’s senior notes to amend certain covenants. The outlook is stable.

The Rating on PLDT reflects that of the transfer and convertibility (T&C) risk assessment on the Philippines (foreign currency BB-/Stable/B; local currency BB+/Stable/B). Although the amendments to the company’s senior notes due 2009, 2012, and 2017 will increase PLDT’s flexibility to make investments and capital distributions, particularly dividends to ordinary shareholders, the company’s financial profile is expected to remain consistent with the current rating.

The changes to covenants include the elimination of restricted payments, balanced by stricter leverage ratios, such as reducing the maximum consolidated leverage ratio to 3.0x from 3.5x in the previous covenants. Based on the proposed changes, PLDT will be allowed to make dividend payments and capital distributions (subject to the Philippines corporate laws), while allowing sufficient room for the company to make additional investments limited by the maximum leverage according to the bond covenants.

Given PLDT’s improved credit metrics, Standard & Poor’s does not expect the company’s increasing focus on delivering shareholder value through capital distributions to significantly weaken its credit metrics. While PLDT’s rating reflects the company’s appetite for additional investments consistent with its growth strategy, the impact of significant investments on the company’s rating will be assessed at the time of any such transaction. PLDT generates free cash flow of about US$725 million annually. Consolidated debt to EBITDA was below 0.8x at June 30, 2007, as a result of the company’s effort to deleverage in the past few years; this ratio is expected to increase slightly, but to remain below 2x in the next two to three years.

Outlook

The stable outlook reflects the company’s dominant market position, stronger credit measures, and expected sustainable free cash flow position. An upward revision of the T&C risk assessment for the Philippines will be needed before PLDT’s foreign currency ratings may be raised. Conversely, any downward movement of the sovereign rating could prompt a reduction in the T&C risk assessment or deterioration in country risk factors, which in turn could result in a lowering of the ratings on the company. In addition, the rating could come under pressure if the company’s total debt to EBITDA increases to above 2.5x, given the current satisfactory business profile supported by a leading market position.

Exhibit 1

Ratings List

Ratings Affirmed

Philippine Long Distance Telephone Co.

Corporate Credit Rating

Foreign Currency BB+/Stable/--

Senior Unsecured

Foreign Currency BB+

Complete ratings information is available to subscribers of RatingsDirect, the real-time Web-based source for Standard & Poor’s credit ratings, research, and risk analysis, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor’s public Web site at www.standardandpoors.com; select your preferred country or region, then Ratings in the left navigation bar, followed by Credit Ratings Search.

Exhibit 1

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Exhibit 1

Fitch Ratings

KNOW YOUR RISK

Fitch Affirms PLDT's Ratings On News It Will Solicit Changes To Bond Covenants

Fitch Ratings-Seoul/Singapore-06 November 2007: Fitch Ratings has today affirmed Philippine Long Distance Telephone Company's (PLDT) issuer and instrument ratings following news of the company's proposal to change certain covenants under its 2009, 2012 and 2017 senior notes. The affirmed ratings include PLDT's Long-term local currency Issuer Default Rating (IDR) at 'BBB', its Long-term foreign currency IDR at 'BB+' and its National Long-term rating at 'AAA(phl)'. The Outlook remains Stable. Also, PLDT's senior notes have been affirmed at 'BB+'.

PLDT has approached bondholders of its 10.5% Notes due 2009, 11.375% Notes due 2012 and 8.35% Notes due 2017, to seek their consent to amend the applicable limitations on dividends, shareholder distributions and restricted payments. Apart from some financial compensation to bondholders, PLDT intends to tighten the maximum threshold on its leverage and capital structure ratios; in return for consent to modify the covenants. In doing so, the company intends to reduce the maximum threshold on Consolidated Debt to EBITDA to 3.0x from 3.5x earlier as well as that on Long-Term Debt to Tangible Net Worth to 2.5x from 3.0x earlier.

"The proposed covenant amendments would afford the company higher capacity for dividend payments and capital management initiatives, which could potentially lead credit protection ratios to weaken from current levels. There is however, moderate headroom for an increase in net debt at the current local currency IDR level, before pressure is exerted on the rating," said Priya Gupta, Director in Fitch's Asia-Pacific telecommunications, media and technology team. As at June 2007, PLDT's net adjusted leverage stood at 0.6x, against a maximum threshold of 1.0x set by the agency. Future decisions (if any) with respect to material debt-funded acquisitions/investments and/or capital management initiatives will constitute event risk, subject to review on an individual basis.

PLDT is the incumbent and leading integrated and diversified player in the Philippines, with operations spanning fixed-line services, cellular services, wired and wireless broadband services and internet services. The company also has a growing presence in the call-centre and business process outsourcing space. PLDT's local currency rating of 'BBB'/Stable (which exceeds the sovereign local currency rating, 'BB+', by two notches) ignores foreign currency transfer and convertibility risk, and is more reflective of its stand-alone credit profile. In terms of its foreign currency IDR, PLDT remains constrained by the country ceiling of the Republic of the Philippines, currently at 'BB+'. Meanwhile, the National rating of 'AAA(phl)' incorporates all the above factors and is indicative of PLDT's relative credit strength among all Philippine companies.

Contacts: Priya Gupta, Singapore, +65 6796 7222/ priya.gupta@fitchratings.com; Matt Jamieson, Seoul, +822 3268 8361 / matt.jamieson@fitchratings.com.

Media Relations: Shivani Sundralingam, Singapore, Tel: + 65 6336 0095.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 8, 2007